Detica

RECEIVED
2007 FEB -8 P 12:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

+44 1483 816000
+44 1483 816144

www.detica.com

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

Our ref: 07-FIV100C047

07020905

1 February 2007

File no: 82-35012

SUPPL

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

01.02.07 Acquisition of DFI International

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

John Woollhead

Company Secretary

PROCESSED

FEB 1 2 2007

THOMSON FINANCIAL

Enc

Detica

1 February 2007

Detica Group plc ("Detica")
Acquisition of DFI International Inc.

Detica Group plc ("Detica" or "the Group") is pleased to announce that it has entered into a conditional agreement to acquire, for a combination of cash and shares, the entire fully-diluted share capital of DFI International Inc. ("DFI") for approximately US$39.5 million (£20.2 million), on a debt free basis.

DFI is a privately-owned, Washington DC-based, consulting group providing services to the US national security community. Clients include the US Department of Homeland Security, several US intelligence agencies, the Department of State, and the US Department of Defense, including the Joint Staff, Office of the Secretary of Defense, and the US Air Force and US Army. DFI's services include open source intelligence analysis, counter-terrorism research, IT solution development, security architecture design and planning, advising on budgets and force structures, and studies of force readiness and long-range strategic planning.

DFI has 208 employees, many of whom have had direct professional experience with organisations such as the US military, the US intelligence community and the US State Department. The DFI management team is led by General Dennis J Reimer (Ret.), formerly Chief of Staff of the United States Army. All the members of the senior management team of DFI's government practice will remain with the business, including the company's founder and majority shareholder, Dr Barry Blechman, who will serve as a consultant to Detica Inc and as a member of its Board for six-months after completion.

DFI Corporate Practice, a small subsidiary providing strategic consultancy services to aerospace and technology companies, was sold to its management team in January 2007, as its activities are not consistent with Detica's strategy.

Rationale

The acquisition is consistent with Detica's previously-announced strategy to build a substantial presence in the US national security market. The Board believes that there are significant opportunities in this market driven by continued government efforts worldwide to combat terrorism and, in particular, the close co-operation between the United Kingdom and the United States in this regard.

Detica has already established a national security business in the United States, which has been built organically to date and this existing business will be combined with DFI following completion. The acquisition of DFI will transform the scale of Detica's US national security operations and enhance Group access to the very highest levels of government. Detica's US headcount will stand at over 270 on completion, including the US-based staff that joined the Detica Group as part of the acquisition of m.a.partners in 2006.

Terms of the acquisition

The consideration for the acquisition is approximately $39.5 million (£20.2 million), to be satisfied by the issue of approximately 0.8 million new Detica shares to the vendors at completion (valued at $5.5 million (£2.8 million) on the basis of the closing mid market price for a Detica share of 364.5p on 31 January 2007), with the balance ($34.0 million (£17.4 million)) to be satisfied in cash at completion, funded from Detica's existing cash resources and borrowing facilities. Dr Blechman and his family have agreed to retain the consideration shares, amounting to approximately 14% of the consideration payable by Detica, until at least 15 December 2007.

Detica expects to receive, as an offset to the total consideration for the acquisition, net tax benefits of approximately $2.5 million, which relate primarily to the cancellation of options to purchase shares of DFI and its subsidiaries net of a deferred tax liability that will be crystallised at completion. DFI is being acquired with a cash balance of approximately $1.6 million and on a debt free basis and the

consideration will be subject to a limited adjustment once DFI's working capital at completion has been determined.

The acquisition of DFI is conditional upon certain matters including receipt of approval by the Committee on Foreign Investment in the US under the Exon-Florio amendment to the Defense Production Act of 1950, receipt of approval by the Defense Security Service of the US Department of Defense to operate the business subject to a Foreign Ownership, Control or Influence mitigation proposal acceptable to Detica, and there having been no material adverse change to the DFI business prior to completion.

Completion is expected to take place in March 2007.

Financial information on DFI

Adjusting the audited financial statements of DFI on a pro forma basis so as to exclude the results of DFI Corporate Practice, DFI reported revenues of $36.8 million (an increase of 38% on the previous year), operating profit of $2.3 million and profit before tax of $2.2 million for the year to 30 September 2006. These results are stated after adding back certain costs relating to DFI's founder and other exceptional costs amounting in aggregate to approximately $0.6 million, which will not be recurring following completion. As at 30 September 2006 DFI had pro forma gross assets of $13.8 million.

As with previous acquisitions, Detica expects to improve the operating margin performance of the acquired business in the first twelve months of ownership with further improvements to margin expected in future years. Colin Evans, Detica's Group Chief Operating Officer, will personally oversee the integration of DFI.

The transaction is expected to be modestly earnings-enhancing (before the amortisation of acquired intangibles) in the financial year ending 31 March 2008.

Detica was advised in this transaction by Amethyst Corporate Finance PLC and DFI International by Aronson Capital Partners LLC.

Tom Black, Chief Executive of Detica, commented:

"As part of our stated strategy of expanding in the United States, we have been seeking the right partner to enable us to accelerate our growth. We have known and respected DFI's business and management for some time and are therefore delighted to have been able to secure the acquisition of a US government-focused consulting business of such high reputation and capability. Building on our existing US operations, the acquisition of DFI brings us real critical mass in the US national security market and enhances our access and credibility.

We are acquiring a business that has a demonstrable record of growth and one that has clients at the very heart of the market. We are delighted to welcome our new colleagues from DFI under the exceptional leadership of Denny Reimer and look forward to working with them."

General Dennis J Reimer (Ret.), President of DFI commented:

"I am truly delighted to have this opportunity to join the Detica management team. Over the last year I have come to know Tom Black and the Detica organisation well, and have become convinced that it's an exceptional operation with exceptional people. This deal makes strategic sense, combining two companies with the same culture and values, exploiting strong synergies, and providing enhanced career opportunities for all of our people. We can now offer a broader range of services to our extended client base, and build on the strong growth of DFI from the solid foundation built by Barry Blechman over the past 22 years.

All of us at DFI look forward to an exciting future as part of the Detica team."

Note: The exchange rate used in this press release is \$1.9580 / £, being the approximate rate on 31 January 2007.

For further information, please contact:

Financial Dynamics Edward Bridges / Matt Dixon	020 7831 3113
Amethyst Corporate Finance PLC Andy Margetts	020 3043 8855

END